                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 14
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CENTER TRUST, INC.
                (formerly, Center Trust Retail Properties, Inc.;
                   formerly Alexander Haagen Properties, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    40443E100
                                 (CUSIP Number)

                          Marjorie L. Reifenberg, Esq.
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Plaza
                               New York, NY 10020
                                 (212) 632-6000


                                 with a copy to:

                               Lance C. Balk, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4950
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 40443E100                                           PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prometheus Western Retail, LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               15,666,666
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              None
                  --------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              15,666,666
                  --------------------------------------------------------------
     PERSON          10   SHARED DISPOSITIVE POWER

      WITH                None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,666,666
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.24%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 40443E100                                           PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prometheus Western Retail Trust
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               15,666,666
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              None
                  --------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              15,666,666
                  --------------------------------------------------------------
     PERSON          10   SHARED DISPOSITIVE POWER

      WITH                None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,666,666
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.24%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

CUSIP NO. 40443E100                                           PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LF Strategic Realty Investors L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               15,666,666
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              None
                  --------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              15,666,666
                  --------------------------------------------------------------
     PERSON          10   SHARED DISPOSITIVE POWER

      WITH                None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,666,666
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.24%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN (limited partnership)
--------------------------------------------------------------------------------

CUSIP NO. 40443E100                                           PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres Real Estate Investors, L.L.C.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               15,666,666
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              None
                  --------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              15,666,666
                  --------------------------------------------------------------
     PERSON          10   SHARED DISPOSITIVE POWER

      WITH                None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,666,666
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.24%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

CUSIP NO. 40443E100                                           PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF, OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER

     SHARES               15,666,666
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              None
                  --------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

   REPORTING              15,666,666
                  --------------------------------------------------------------
     PERSON          10   SHARED DISPOSITIVE POWER

      WITH                None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,666,666
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.24%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                  This Amendment No. 14 to Schedule 13D is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New
York limited liability company ("Lazard", and together with Prometheus, Trust, LF Realty, and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Initial Schedule 13D"). This Amendment No. 14 to Schedule 13D hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 2.           Identity and Background

                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a) This Statement is filed by (i) Prometheus, a Delaware limited liability company, (ii) Trust, a Maryland real estate investment trust,
(iii) LF Realty, a Delaware limited partnership, (iv) LFREI, a New York limited liability company and (v) Lazard, a New York limited liability company.

                  (b) The principal business addresses of Prometheus, Trust, LF Realty and LFREI is c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020. The principal business address of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

                  (c) and (f) Prometheus was formed to acquire and hold the Common Stock of the Issuer that was issued pursuant to the Stock Purchase Agreement, dated as of June 1, 1997 by and between the Issuer, Prometheus and LF Realty. Trust was formed by LF Realty on July 18, 1997 as a Maryland real estate investment trust to invest in and to acquire, hold, manage, administer, control and dispose of real property and related assets. Trust is the sole member of Prometheus. The name, business address, citizenship and principal occupation or employment of each of the executive officers and trustees of Trust are set forth in Schedule 1 hereto which is incorporated by reference herein.

                  LF Realty is the sole common stockholder of Trust and is an investment partnership formed to invest in companies owning and/or operating real estate assets. LFREI is the general partner of LF Realty. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. LFREI's investment decisions must be approved by its investment committee. The name, business address, principal occupation or employment and citizenship of each of the executive officers of LFREI and each of the members of the Investment Committee of LFREI are set forth in Schedule 2 which is incorporated by reference herein. LFREI disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard are set forth in Schedule 3 which is incorporated by reference herein. Lazard disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC controls LLLC. The name, business address, principal occupation or employment and citizenship of each of the members of the Lazard Board of Lazard LLC are set forth in Schedule 4 hereto which is incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the shares of Common Stock.

                  (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules 1 through 4 of this Amendment No. 14 to Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  As previously reported in the Initial Schedule 13D, LFREI, LF Realty, Prometheus and the Issuer entered into a stockholders agreement dated as of June 1, 1997, as amended, (the "Stockholders Agreement"). In accordance with
Section 5.1(b) of the Stockholders Agreement, Prometheus gave the Issuer notice (the "Termination Notice") that Prometheus elects that a Standstill Extension Term (as defined in the Stockholders Agreement) not commence.

                  All references to the Termination Notice are qualified in their entirety by the full text of such notice, a copy of which is attached hereto as Exhibit 1.

Item 7.           Materials to be Filed as Exhibits

                  Exhibit 1 --      Notice to Terminate Standstill Provisions
                                    from Prometheus Western Retail, LLC to the
                                    Issuer, dated as of May 10, 2002

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 16, 2002


                                      PROMETHEUS WESTERN RETAIL, LLC

                                      By:   Prometheus Western Retail Trust,
                                            its sole member



                                      By:   /s/ Mark S. Ticotin
                                            -----------------------------------
                                            Name:    Mark S. Ticotin
                                            Title:   Vice President



                                      PROMETHEUS WESTERN RETAIL TRUST



                                      By:   /s/ Mark S. Ticotin
                                            -----------------------------------
                                            Name:    Mark S. Ticotin
                                            Title:   Vice President



                                      LF STRATEGIC REALTY INVESTORS L.P.

                                      By:   Lazard Freres Real Estate Investors
                                            L.L.C., as general partner



                                      By:   /s/ Mark S. Ticotin
                                            -----------------------------------
                                            Name:    Mark S. Ticotin
                                            Title:   Managing Principal



                                      LAZARD FRERES REAL ESTATE INVESTORS L.L.C.



                                      By:   /s/ Mark S. Ticotin
                                            ------------------------------------
                                            Name:    Mark S. Ticotin
                                            Title:   Managing Principal

                                      LAZARD FRERES & CO. LLC



                                      By:   /s/ Scott D. Hoffman
                                            -----------------------------------
                                            Name:    Scott D. Hoffman
                                            Title:   Managing Director

                                   SCHEDULE 1

       EXECUTIVE OFFICERS AND TRUSTEES OF PROMETHEUS WESTERN RETAIL TRUST

                  The following is a list of the executive officers and the trustees of Prometheus Western Retail Trust ("Trust"), setting forth the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020 and each person is a citizen of the United States.


                           EXECUTIVE OFFICERS OF TRUST
                           ---------------------------

Name                                     Title                                 Principal Occupation
----                                     -----                                 --------------------
Matthew J. Lustig           President of Trust                Managing Principal of Lazard Freres Real Estate
                                                              Investors L.L.C. ("LFREI") and Managing Director of
                                                              Lazard Freres & Co. LLC

John A. Moore               Vice President and Chief          Managing Principal and Chief Financial Officer of LFREI
                            Financial Officer of Trust

Mark S. Ticotin             Vice President of Trust           Managing Principal of LFREI

Marjorie L. Reifenberg      Secretary of Trust                Principal and General Counsel of LFREI

Henry C. Herms              Treasurer of Trust                Controller of LFREI

                                TRUSTEES OF TRUST
                                -----------------

Name                                             Principal Occupation
----                                             --------------------
Matthew J. Lustig       Managing Principal of LFREI and Managing Director of
                        Lazard Freres & Co. LLC

John A. Moore           Managing Principal and Chief Financial Officer of LFREI

Mark S. Ticotin         Managing Principal of LFREI

                                   SCHEDULE 2

           EXECUTIVE OFFICERS AND MEMBERS OF THE INVESTMENT COMMITTEE
                  OF LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C. ("LFREI"), setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                                    LFREI EXECUTIVE OFFICERS
                                    ------------------------
Robert C. Larson              Chairman and Managing Principal of LFREI and
                              Managing Director of Lazard Freres & Co. LLC

Matthew J. Lustig             Managing Principal of LFREI and Managing Director
                              of Lazard Freres & Co. LLC

John A. Moore                 Managing Principal and Chief Financial Officer of
                              LFREI

Mark S. Ticotin               Managing Principal of LFREI

Gary Ickowicz                 Principal of LFREI

Marjorie L. Reifenberg        Principal, General Counsel and Secretary of LFREI

Douglas N. Wells              Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler              Principal of LFREI

Henry C. Herms                Controller of LFREI

                                   LFREI INVESTMENT COMMITTEE
                                   --------------------------
Albert H. Garner              Managing Director of Lazard Freres & Co. LLC

Steven J. Golub               Managing Director of Lazard Freres & Co. LLC

Jonathan H. Kagan             Managing Director of Lazard Freres & Co. LLC

Robert C. Larson              Chairman and Managing Principal of LFREI and
                              Managing Director of Lazard Freres & Co. LLC

Matthew J. Lustig             Managing Principal of LFREI and Managing Director
                              of Lazard Freres & Co. LLC

James A. Paduano              Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin               Managing Principal of LFREI

Ali E. Wambold                Managing Director of Lazard Freres & Co. LLC

                                   SCHEDULE 3

         MEMBERS OF THE MANAGEMENT COMMITTEE OF LAZARD FRERES & CO. LLC

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation for each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.


                                            Principal Occupation
Name                                 (if other than as indicated above)
----                                 ----------------------------------
Michael Castellano

Norman Eig

Steven J. Golub

Scott D. Hoffman

Kenneth M. Jacobs            Deputy Chairman of Lazard; Managing Director and
                             Head of House of Lazard Freres & Co. LLC

Gary S. Shedlin

David L. Tashjian

Charles G. Ward, III         President of Lazard

Ali E. Wambold

                                   SCHEDULE 4

                           LAZARD BOARD OF LAZARD LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                    Principal Occupation
Name                                and Business Address                        Citizenship
----                                --------------------                        -----------
Marcus Agius            Deputy Chairman of Lazard; and Chairman and            United Kingdom
                        Managing Director of Lazard Brothers & Co.,
                        Limited
                        Lazard Brothers & Co., Limited
                        21 Moorfields
                        London EC2P 2HT
                        United Kingdom

Antoine Bernheim        Investor                                                   France
                        Chairman of Assicurazioni Generali S.p.A.
                        Lazard Freres S.A.S.
                        121 Boulevard Haussmann
                        75382 Paris Cedex 08 France

Gerardo Braggiotti      Deputy Chairman of Lazard; Managing Director               Italy
                        of Lazard Freres S.A.S., Lazard Freres & Co.
                        LLC and Lazard Brothers & Co., Limited; Vice
                        Chairman of Lazard AB Stockholm and Lazard &
                        C. Srl; Member of Supervisory Board of
                        Lazard & Co. GmbH; and Chairman of Lazard
                        Asesores Financieras S.A.
                        Lazard Freres S.A.S.
                        121 Boulevard Haussmann
                        75382 Paris Cedex 08 France

Michel A. David-Weill   Chairman of Lazard and Chairman of the                     France
                        Lazard Board of Lazard LLC
                        Lazard Freres & Co. LLC
                        30 Rockefeller Plaza
                        New York, NY 10020, USA

Jean Guyot              Investor                                                   France
                        Lazard Freres S.A.S.
                        121 Boulevard Haussmann
                        75382 Paris Cedex 08 France

Kenneth M. Jacobs       Deputy Chairman of Lazard; and Managing                      USA
                        Director and Head of House of Lazard Freres
                        & Co. LLC
                        Lazard Freres & Co. LLC
                        30 Rockefeller Plaza
                        New York, NY 10020, USA

Alain Merieux           President Directeur General (CEO)                          France
                        BioMerieux S.A. and BioMerieux Alliance
                        69280 Marcy L'Etoile
                        France

Didier Pfeiffer         President du Conseil de Surveillance                       France
                        Fonds de Garantie des Assurances de Personnes
                        30-32 rue de Taitbout
                        75311 Paris Cedex 09
                        France

Bruno M. Roger          Chairman and Head of House of Lazard Freres                France
                        S.A.S.
                        Lazard Freres S.A.S.
                        121 Boulevard Haussmann
                        75382 Paris Cedex 08 France

Francois Voss           Managing Director of Lazard Freres S.A.S.                  France
                        Lazard Freres S.A.S.
                        121 Boulevard Haussmann
                        75382 Paris Cedex 08 France

Bruce Wasserstein       Head of Lazard and Chief Executive Officer                   USA
                        of Lazard LLC and Chairman of the Executive
                        Committee of Lazard Strategic Coordination
                        Company LLC
                        Lazard Freres & Co. LLC
                        30 Rockefeller Plaza
                        New York, NY 10020, USA